BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	March 31	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$40,331	$87,111
Accounts receivable	9,908	8,019
Marketable securities, at cost
(Market value - $12.1 million; December 31, 2004 - $13.8 million)	3,554	3,554
Inventories	19,862	16,113
Other	5,967	6,827

	79,622	121,624

Investments	5,581	5,593
Property, plant and equipment	454,507	418,883
Unrealized fair value of derivatives	6,688	13,761
Deferred derivative losses	6,110	6,718
Future income tax assets	5,100	5,100
Other assets	17,239	21,374
	$574,847	$593,053

LIABILITIES
Current
Accounts payable	$29,952	$32,250
Current portion of long-term debt	4,068	3,730
	34,020	35,980

Unrealized fair value of derivatives	43,119	49,299
Long-term debt	134,958	129,937
Future income tax liabilities	24,072	24,321
Asset retirement obligations	17,623	17,418
Other liabilities	1,037	664
Non-controlling interest	2,588	2,587
	257,417	260,206

SHAREHOLDERS' EQUITY
Capital stock
Issued - 400,503,569 common shares (December 31, 2004 -
400,498,902)	555,912	557,365
Value assigned to stock options and share purchase warrants	19,912	19,060
Convertible notes	18,849	18,849
Deficit	(277,243)	(262,427)
	317,430	332,847
	$574,847	$593,053

Subsequent events (Note 6)

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	2005	2004

GOLD REVENUE	$21,478	$19,686

EXPENSES
Operating costs	21,703	17,669
Depreciation and depletion	3,890	3,558
Refugio re-start of operations	4,188	199
Julietta warehouse fire loss	294	1,000
Other	677	433
	30,752	22,859
MINE OPERATING LOSS	9,274	3,173

OTHER EXPENSES (INCOME)
General and administrative	2,673	1,887
Interest and financing costs	1,209	1,805
General exploration	269	211
Stock-based compensation	852	628
Foreign exchange losses/(gains)	(161)	1,145
Other	60	(119)
	4,902	5,557

LOSS BEFORE TAXES AND OTHER ITEMS	14,176	8,730

Write-down of net smelter royalty(Note 5)	3,099	-
Write-down of Yarnell mineral property	-	8,527
Realized derivative (gains)	(1,713)	(417)
Unrealized derivative losses/(gains)	1,611	(2,339)
Equity in losses of associated companies	12	44
Investment (gains)	(126)	(384)

LOSS BEFORE INCOME TAXES	17,059	14,161

Future income tax (recovery)	(2,243)	-

LOSS FOR THE PERIOD	$14,816	$14,161

LOSS PER COMMON SHARE - basic and diluted	$0.037	$0.040

Weighted average number of common shares
outstanding (in thousands) - basic	400,501	355,743

     BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2005	2004

DEFICIT, BEGINNING OF PERIOD	$262,427	$182,812

LOSS FOR THE PERIOD	14,816	14,161

DEFICIT, END OF PERIOD	$277,243	$196,973

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2005	2004

OPERATING ACTIVITIES
Loss for the period	$(14,816)	$(14,161)
Non-cash charges (credits)
Depreciation and depletion	3,890	3,558
Amortization of deferred financing costs	45	465
Equity in losses of associated companies	12	44
Derivative instruments	1,501	(2,513)
Investment (gains)	(126)	(384)
Future income tax (recovery)	(2,243)	-
Stock-based compensation	852	628
Write-down of net smelter royalty	3,099	-
Write-down of Yarnell mineral property	-	8,527
Other	2,096	(1,637)
Change in non-cash working capital	(3,214)	921
	(8,904)	(4,552)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	6	110
Kupol bridge financing	4,000	-
Capital lease repayments	(818)	-
Convertible loan, net of issue costs	-	66,874
Julietta project loan repayment	-	(5,583)
Petrex loan repayment	-	(1,500)
Other	(7)	-
	3,181	59,901

INVESTING ACTIVITIES
Kupol development	(21,693)	(6,273)
Kupol exploration	(2,920)	(3,967)
Refugio construction	(9,158)	(737)
Julietta Mine	(1,269)	(228)
Julietta exploration	(1,515)	(734)
Petrex Mines	(1,421)	(1,718)
Petrex exploration	(362)	(420)
Acquisition, exploration and development	(2,092)	(1,997)
Other	(461)	73
	(40,891)	(16,001)

Effect of exchange rate changes on cash
and cash equivalents	(166)	127

(Decrease)/Increase in cash and cash equivalents	(46,780)	39,475

Cash and cash equivalents, beginning of period	87,111	30,773

Cash and cash equivalents, end of period	$40,331	$70,248

Supplemental cash flow information (Note 3)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)	Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)	Measurement uncertainty

a) Petrex Mines

The Company has invested a total of $105.5 million in its South African Mining Operations, including the Petrex Mines ($63 million) and undeveloped mineral interests ($42.5 million). The Company had determined that using a long-term gold price assumption of $375 per ounce ($425 per ounce for 2005 and $400 per ounce for 2006) and a rand/U.S. dollar exchange rate of 6.7, 7.0, 7.5, 8.0 for 2005, 2006, 2007 and 2008, respectively, and 8.3 for all subsequent years, that there was no impairment of the Company's Petrex Mining Operations. Management had also determined that the value assigned to the undeveloped mineral interests ($42.5 million), based on the mineral resource potential of the property, was not impaired and management continues to believe that due to the strength of gold prices and a future potential weakening of the rand, there remains significant unexplored mining potential in its property holdings in South Africa.

The assessments above may be impacted by a decline in the future gold price or by a continuation in the strength of the rand. For example, if a rand/ U.S. dollar exchange rate of 7.5 and a gold price of $375 per ounce for all years were used as long range assumptions, then a write-off of the remaining carrying value of the Petrex assets in the amount of $105.5 million would be required.

b) Julietta Mine

The Company has used 100% of the Julietta Mine reserves and 60% of the resources for its impairment testing of the Julietta Mine. The gold price per ounce assumption used was $425 for 2005, $400 for 2006 and $375 for all subsequent years. Although no impairment was determined, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing its resources. As well as gold price movements, future valuations will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Company’s Julietta Mine may be impaired and such impairment could be material.

3)	Supplemental disclosure of cash flow information

	March 31
	2005	2004

Non-cash investing and financing activities
Refugio Mine equipment acquired under capital leases	$2,042	$-
Accounts payable relating to mine construction and property
development	3,147	-
Accretion of convertible notes and amortization of deferred
financing costs capitalized to property, plant and equipment	1,109	-
Subsidiary's common shares issued for property payment	100	600
Accrued interest capitalized to notes receivable from
associates	15	30
Interest paid	4,008	877

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4)	Segmented information The Company's reportable operating segments are as follows:

	March 31
	2005	2004
GOLD
Julietta Mine	$(2,557)	$(1,747)
Petrex Mine	1,413	(3,760)
Refugio Mine	(4,979)	(193)

EXPLORATION AND DEVELOPMENT	(269)	(8,738)

UNALLOCATED CORPORATE
General and administrative	(2,673)	(1,887)
Investment (losses)/ gains	(2,985)	340
Unrealized derivative (losses)/gains	(1,611)	2,339
Stock-based compensation	(852)	(628)
Other	(303)	113

LOSS FOR THE PERIOD	$(14,816)	$(14,161)

	March 31
	2005	2004
GOLD
Julietta Mine	$5,519	$6,351
Petrex Mine	15,959	13,335

GOLD SALES FOR THE PERIOD	$21,478	$19,686

5)	Write-down of net smelter royalty

During the quarter, the Company re-assessed the recoverability of the carrying value of its 1% net smelter royalty interest in the Lo Increible property in Venezuela and determined that as a result of the uncertainty surrounding the economic viability of the ore from the La Victoria deposit (located within the Lo Increible property) as reported by Crystallex, a write-down of $3.1 million relating to the La Victoria portion of the net smelter royalty interest was required.

6)	Subsequent events

a) Kupol project bridge loan facility

On April 13, 2005, the Company announced that it had signed an agreement with Bayerische Hypo- und Vereinsbank AG ("HVB") to increase the $60 million bridge loan facility (the “facility”) to $100 million. Bema will continue to guarantee the facility which will mature no later than July 21, 2006, however the Company intends to repay the facility using a portion of the proceeds from the Kupol project financing, which is expected to be arranged in mid 2005. This facility will be used for the continued development of the Kupol project located in north eastern Russia where an extensive exploration and development program is planned for the second half of 2005. During the first quarter of 2005, the Company drew down a further $4 million of the facility, thereby increasing the outstanding balance owing under the facility to $50 million as at March 31, 2005.

b) Arizona Star Resource Corp.

On May 5, 2005, the Company announced that it will not proceed to make an offer to purchase shares of Arizona Star Resource Corp. ("Arizona Star"). On December 20, 2004, the Company had announced that it intended to make an offer to all Arizona Star shareholders to exchange 1.85 common shares of Bema for each Arizona Star share held, not already owned by Bema.